WACHOVIA SECURITIES Exhibit 99.2a

8739 Research Drive

Charlotte, NC 28288

WACHOVIA SECURITIES

Management's Assertion

As of and for the year ended December 31, 2003, the Commercial Real Estate Servicing Division of Wachovia Bank National Association (the Bank) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards V.4. and VI.1., which the MBA has interpreted as being inapplicable to the servicing of commercial and multifamily loans. As of and for this same period, the Bank had in effect a fidelity bond and errors and omissions policy in the amount of $200 million and $20 million, respectively.

Alan Kronovet 3/10/04

Alan Kronovet Date

Director/ Vice President

Wachovia National Bank

Steven Johnson 3/10/04

Steven Johnson Date

Director

Wachovia National Bank